Mail Stop 3561

July 14, 2006

Mr. Shu Keung Chui, Chief Executive Officer
Business Development Solutions, Inc.
c/o Shixin Enterprise Application Software (Shanghai) Co., Ltd.
28/F., Citigroup Tower, 33 Huanyuanshiqiao Rd., Pudong,
Shanghai, China, 200120

> **Re:** **Business Development Solutions, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **Filed May 16, 2006**
> **File No. 0-32433**

Dear Mr. Chui:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-3

1. The audit opinion does not appear to include the year ending December 31, 2004 in its introductory or opinion paragraph. As another auditor performed the audit of the prior period, it appears the current auditors may be placing reliance on the former auditor's work. Accordingly, please revise to provide the report of the former auditor in your Form 10-KSB as of December, 31 2005, as required by

Rule 2-05 of Regulation S-X. Alternatively, if your current auditors re-audited the prior period, please provide a revised report to include the former period in the introductory and opinion paragraphs of your current audit report.

Item 8A – Controls and Procedures, page 20

2. We note your President and Chief Financial Officer evaluation of the effectiveness of your disclosure controls and procedures "[w]ithin 90 days of the filing" of the Form10-KSB. Note the evaluation date for disclosure controls and procedures is required "as of the end of the period" covered by the report. Please revise your disclosure in accordance with Item 307 of Regulation S-B.

3. We note your President and Chief Financial Officer, Mr. Chui, concluded your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file under the Exchange Act is "recorded, processed, summarized and reported within the time period[s] specified in the Securities and Exchange Commission's rules and forms." Revise to clarify, if true, that Mr. Chui concluded your disclosure controls and procedures are also effective to ensure that such information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

4. Please refer to the last paragraph of your Item 8A disclosure and revise to provide the information required by Item 308(c) of Regulation S-B.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 3 – Controls and Procedures, page 14

5. Please revise the Form 10-QSB to address our first two comments under Item 8A above. In addition, we note your disclosure regarding the participation of your former officer Mr. Chen, whose resignation became effective January 10, 2006, as reported in Form 8-K filed January 11, 2006. Please revise your disclosure to remove reference to Mr. Chen or explain to us your reason for referencing Mr. Chen in this disclosure.

As appropriate, please amend your filing and respond to these comments no later than August 7, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies